Exhibit 99.1

FOR IMMEDIATE RELEASE	January 27, 2016

Celestica Announces 2016 Annual General Shareholders’ Meeting

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that its Annual General Shareholders’ Meeting will be held on Thursday, April 21, 2016 at 9:30 a.m. Eastern at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

Celestica also announced that it has set Friday, March 4, 2016 as the record date for determining shareholders of the company who are entitled to receive notice of, and to vote at, the meeting. Shareholders should expect to receive the company’s proxy statement and related materials in late March.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges.

For further information on Celestica, visit www.celestica.com.

Company’s securities filings can be accessed at www.sedar.com and www.sec.gov.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com